Mail Stop 4561
	 								April 18, 2006

VIA U.S. MAIL AND FAX (504) 471-6291

Mr. Guy M. Cheramie
Chief Financial Officer
Sizeler Property Investors, Inc.
2542 Williams Blvd.
Kenner, LA  70062

      Re:	Sizeler Property Investors, Inc.
      	Form 10-K for the year ended December 31, 2005
      	Filed March 16, 2006
      File No. 1-09349

Dear Mr. Cheramie:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 6. Selected Financial Data, page 19

1. In future filings, please provide all of the disclosures required by Item 10(e) of Regulation S-K for all periods that FFO is presented.


Item 7. Management`s Discussion and Analysis, page 20

Results of Operations, page 21

2.		Tell us what consideration you gave to disclosing in the
notes to the financial statements the potential loss you may incur related to hurricane damage in accordance with paragraph 10 of SFAS
5.

Results of Operations, page 22

3.		Please provide us with additional details about the
purchase of Sizeler Real Estate Management Co., Inc. during 2005. It appears from your disclosure that you paid $1.6 million over the fair value of the management company. Please tell us the business reason for this transaction, and if the proceeds from the purchase were paid to any related parties. Clarify how you applied the guidance of EITF
04-01 in accounting for the acquisition.

Funds From Operations, page 24

4.		Please revise your calculation of Funds From Operations
in
future periods to include impairment write downs for all periods presented. Refer to Item 10(e) of Regulation S-K.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3498.

     Sincerely,



           Linda van Doorn
     Senior Assistant Chief Accountant


Mr. Guy M. Cheramie
Sizeler Property Investors, Inc.
April 18, 2006
Page 1